# Form 605

**Corporations Act 2001**
**Section 671B**

## Notice of ceasing to be a substantial holder

To Company Name/Scheme: ALLIED GOLD LIMITED

ACN/ARSN: 86 104 855 067

**1. Details of substantial holder(1)**

Name: MINERAL COMMODITIES LIMITED (MRC)

ACN/ARSN (if applicable): 39 008 478 653

The holder ceased to be a substantial holder on: 14/5/08

The previous notice was given to the company on: 06/4/06

The previous notice was dated: 06/4/06

**2. Changes in relevant interests**

Particulars of each change in, or change in the nature of, a relevant interest (2) of the substantial holder or an associate (3) in voting securities of the company or scheme, since the substantial holder was last required to give a substantial holding notice to the company or scheme are as follows:

| Date of change | Person whose relevant interest changed | Nature of change (4) | Consideration given in relation to change(5) | Class (6) and number of securities affected | Person's votes affected |
|---|---|---|---|---|---|
| 14/5/08 | MRC | SALE OF 1,000,000 SHARES | $0.66 per share | 1,000,000 ORDS | MRC |

**3. Changes in association**

The persons who have become associates (3) of, ceased to be associates of, or have changed the nature of their association (7) with, the substantial holder in relation to voting interests in the company or scheme are as follows:

| Name and ACN/ARSN (if applicable) | Nature of association |
|---|---|
| | |
| | |

**4. Addresses**

The addresses of persons named in this form are as follows:

| Name | Address |
|---|---|
| MRC | UNIT 15, LEVEL 1, 51-53 KEARDALE RD WESTPOOL WA 6 |

## Signature

print name: PETER TORRE

capacity: COMPANY SECRETARY.

sign here: [signature]

date: 16/5/08